                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                  -----------

                             RMH Teleservices, Inc.
   -------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
   -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  749938 10 6
                 ---------------------------------------------
                                 (CUSIP Number)

 Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas,
                          Texas 75201, (214) 999-3000
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                        June 2, 2000 and January 4, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 749938 10 6                                        PAGE 2 OF 14 PAGES
---------------------                                        ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        R-T Investors, LLC
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     -0-
   SHARES                       -----------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      -0-
    EACH                        -----------------------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON                        -0-
   WITH                         -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [_]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 749938 10 6                                        PAGE 3 OF 14 PAGES
---------------------                                        ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jeffrey J. Jensen
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO, PF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                         [_]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
     NUMBER OF                  755,956
       SHARES                   -----------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   -0-
       EACH                     -----------------------------------------------
    REPORTING           9       SOLE DISPOSITIVE POWER
      PERSON                    755,956
       WITH                     -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        755,956
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*     [_]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.95%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 749938 10 6                                        PAGE 4 OF 14 PAGES
---------------------                                        ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jami J. Jensen
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO, PF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                         [_]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
     NUMBER OF                  673,500
      SHARES                    -----------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   -0-
       EACH                     -----------------------------------------------
     REPORTING          9       SOLE DISPOSITIVE POWER
      PERSON                    673,500
       WITH                     -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        673,500
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*     [_]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.98%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 749938 10 6                                        PAGE 5 OF 14 PAGES
---------------------                                        ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Julie J. Jensen
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO, PF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                         [_]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
     NUMBER OF                  673,500
      SHARES                    -----------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   -0-
       EACH                     -----------------------------------------------
     REPORTING          9       SOLE DISPOSITIVE POWER
      PERSON                    673,500
       WITH                     -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        673,500
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*     [_]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.98%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 749938 10 6                                        PAGE 6 OF 14 PAGES
---------------------                                        ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Janet J. Jensen
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO, PF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                [_]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
     NUMBER OF                  673,500
       SHARES                   -----------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   -0-
        EACH                    -----------------------------------------------
     REPORTING          9       SOLE DISPOSITIVE POWER
       PERSON                   673,500
        WITH                    -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        673,500
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*     [_]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.98%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 749938 10 6                                        PAGE 7 OF 14 PAGES
---------------------                                        ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James J. Jensen
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO, PF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                         [_]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
     NUMBER OF                  673,500
       SHARES                   -----------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   -0-
        EACH                    -----------------------------------------------
     REPORTING          9       SOLE DISPOSITIVE POWER
       PERSON                   673,500
        WITH                    -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        673,500
 -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*     [_]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.98%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 749938 10 6                                        PAGE 8 OF 14 PAGES
---------------------                                        ------------------

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ronald L. Jensen
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                         [_]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
     NUMBER OF                  500,000
       SHARES                   -----------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   -0-
        EACH                    -----------------------------------------------
     REPORTING          9       SOLE DISPOSITIVE POWER
       PERSON                   500,000
        WITH                    -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        500,000
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*     [_]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.92%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 749938 10 6                                        PAGE 9 OF 14 PAGES
---------------------                                        ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gladys M. Jensen
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                         [_]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
     NUMBER OF                  500,000
       SHARES                   -----------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   -0-
        EACH                    -----------------------------------------------
     REPORTING          9       SOLE DISPOSITIVE POWER
       PERSON                   500,000
        WITH                    -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        500,000
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*     [_]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.92%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. SECURITY AND ISSUER.

This Schedule 13D (this "Filing") relates to the common stock, no par value (the "Common Stock"), and voting and other contractual rights relating thereto, of RMH Teleservices, Inc., a Pennsylvania corporation (the "Company"), which has its principal executive offices located at 40 Morris Avenue, Bryn Mawr, Pennsylvania 19010. The purpose of this Filing is to reflect the ownership of Common Stock by the individual reporting persons who are former members of R-T Investors, LLC, a Nevada limited liability company.

Item 2. IDENTITY AND BACKGROUND.

1.      (a) R-T Investors, LLC, a former Nevada limited liability company
            ("RTI"), was dissolved on December 6, 2000.
        (b) 2121 Precinct Line Road, Hurst, Texas 756054
        (c) RTI was a limited liability company established for the purpose of making investments.
        (d) RTI was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) RTI was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.      (a) Jeffrey J. Jensen
        (b) 2121 Precinct Line Road, Hurst, Texas 76054
        (c) Jeffrey J. Jensen is the President of Specialized Associated Services, Ltd., located at the above address.
        (d) Jeffrey J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (f) Jeffrey J. Jensen is a citizen of the United States.

3.      (a) Jami J. Jensen
        (b) 2121 Precinct Line Road, Hurst, Texas 76054
        (c) Jami J. Jensen is the President of Joule, Inc., located at 2121 Precinct Line Road, Hurst, Texas 76054.
        (d) Jami J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (f) Jami  J. Jensen is a citizen of the United States.

4.      (a) Julie J. Jensen
        (b) 2121 Precinct Line Road, Hurst, Texas 76054
        (c) Julie J. Jensen is a personal investor living in Maryland.
        (d) Julie J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (f) Julie J. Jensen is a citizen of the United States.

5.      (a) Janet J. Jensen
        (b) 2121 Precinct Line Road, Hurst, Texas 76054
        (c) Janet J. Jensen is the President of Rayco Entertainment located at 2121 Precinct Line Road, Hurst, Texas 76054.
        (d) Janet J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (f) Janet J. Jensen is a citizen of the United States.

6.      (a) James J. Jensen
        (b) 2121 Precinct Line Road, Hurst, Texas 756054
        (c) James J. Jensen is the Executive Director of Jenesis Group located at 850 Cannon, Suite 200, Hurst, Texas 76054.
        (d) James J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (f) James J. Jensen is a citizen of the United States.

7.      (a) Ronald L. Jensen
        (b) 4001 McEwen, Dallas, Texas 75244
        (c) Ronald L. Jensen serves as Chairman of the Board of UICI located at 4001 McEwen, Dallas, Texas 75244.
        (d) Ronald L. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (f) Ronald L. Jensen is a citizen of the United States.

8.      (a) Gladys M. Jensen
        (b) 2121 Precinct Line Road, Hurst, Texas 756054
        (c) Gladys M. Jensen is the wife of Ronald L. Jensen.
        (d) Gladys M. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (f) Gladys M. Jensen is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 17, 2000, RTI entered into an option agreement with Advanta Partners LP ("Advanta"), whereby RTI paid Advanta $1,000,000 from its working capital for the option to purchase 2,658,456 shares of the Company's Common Stock (the "Option Agreement"). The Option Agreement provided for the occurrence of certain conditions before any exercise of the option (in whole or in part), including receipt of all necessary approvals, waivers, consents and clearances from government authorities; continuing approval from the Company's Board of Directors; all necessary approvals from the partners of Advanta; and an opinion of counsel to the Company.

On March 7, 2000, RTI exercised the option in part to purchase 398,000 shares of the Company's Common Stock and paid Advanta $2,786,000 from its working capital for those shares. On March 28, 2000, RTI exercised the remainder of the option to purchase 2,260,456 shares of the Company's Common Stock and paid Advanta $15,823,192 from its working capital for those shares.

By separate agreement on March 30, 2000, RTI purchased 1,414,500 shares of the Company's Common Stock from Raymond J. Hansell and MarySue Lucci Hansell for $10,435,920. The purchase price paid to the Hansells was from RTI's working capital.

On April 24, 2000, Jeffrey J. Jensen was granted options to purchase 2,000 shares of the Company's Common Stock at an exercise price of $6.875 per share, which options were fully exercisable on the date of grant and are, therefore, reflected in Mr. Jensen's total beneficial ownership.

At a special meeting of the members of RTI on June 2, 2000, the individual reporting persons, constituting all the members of RTI, unanimously agreed to distribute all of the assets of RTI to its members in complete liquidation of the entity and to dissolve RTI effective immediately. The assets of RTI, consisting of 4,072,956 shares of Common Stock were then distributed to the members in accordance with their then current membership interests in RTI on June 2, 2000, subject only to the issuance by the Company's transfer agent of new certificates evidencing, respectively, the number of shares of Common Stock distributed to each individual reporting person. Articles of Dissolution for RTI were filed with the Secretary of State of Nevada on December 6, 2000. The then current membership interests reflect a transfer of membership interests among all the members on June 2, 2000, prior to the determination to distribute RTI's assets and dissolve.

On January 4, 2001, in market purchases, Jeffrey J. Jensen purchased 81,000 shares of the Company's Common Stock and each of Jami J. Jensen, Julie J. Jensen, Janet J. Jensen, and James J. Jensen purchased 73,500 shares of the Company's Common Stock at an average price per share of $3.15, for an aggregate purchase price of approximately $1,181,250. The purchases were made from personal funds.

On January 16, 2001, Jeffrey J. Jensen was granted additional options to purchase 2,000 shares of the Company's Common Stock at an exercise price of $4.1875 per share, the closing price of the Company's Common Stock on the date of grant. The options vest in three equal annual installments beginning on the first anniversary of the date of grant and are not, therefore, reflected in Mr. Jensen's total beneficial ownership.

Item 4. PURPOSE OF TRANSACTION.

In connection with the Option Agreement, the Board of Directors of the Company convened a Special Committee. Subject to a shareholders' agreement in a form satisfactory to the Special Committee (the "Shareholder's Agreement"), the Special Committee approved the transactions contemplated by the Option Agreement, approved RTI as an interested shareholder, and resolved that the provisions of Subchapter F, BCL Sections 2551-2555 would not apply to RTI following the exercise in whole of the Option Agreement. Additionally, two directors on the Board of Directors of the Company, who were nominated by Advanta, agreed to resign upon the exercise in whole of the Option Agreement. The Special Committee agreed to the designation of two directors by RTI following the resignations.

Other than as set forth in the preceding paragraph, the persons signing this Filing do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The individual reporting persons beneficially owns an aggregate of 4,449,956 shares of the Common Stock, which represents 52.6% of the outstanding Common Stock. Of such shares, 4,072,956 were originally purchased by RTI with working capital. RTI no longer beneficially owns any shares and has been dissolved.

            Due to a clerical error, the original Schedule 13D dated March 28, 2000, and filed with the Commission on April 27, 2000, incorrectly stated (on pages 2-9 and in Item 5) the aggregate number of shares of Common Stock then owned by RTI as 4,074,456. The aggregate number of shares of Common Stock then owned by RTI was accurately described in Item 3 in the form of three identified purchases of shares of Common Stock that totaled 4,072,956.

            The following chart reflects the number of shares of Common Stock owned by each individual reporting person and the percentage of the outstanding Common Stock such shares represent:

                        Name                    Shares        Percentage
                        ----                    ------        ----------
                        Jeffrey J. Jensen       755,956         8.95%

                                 Page 12 of 14

                        Jami  J. Jensen         673,500         7.98%

                        Julie J. Jensen         673,500         7.98%

                        Janet J. Jensen         673,500         7.98%

                        James J. Jensen         673,500         7.98%

                        Ronald L. Jensen        500,000         5.92%

                        Gladys M. Jensen        500,000         5.92%

                The percentage calculations are based upon 8,445,000 shares of Common Stock outstanding on January 26, 2001, as reported in the Company's Definitive Proxy Statement on Schedule 14A filed with the Commission on January 29, 2001.

        (b) Each of Jeffrey J. Jensen, Jami J. Jensen, Julie J, Jensen, Janet J. Jensen, James J. Jensen, Ronald L. Jensen, and Gladys
                M. Jensen has sole voting and dispositive power over the number of shares of Common Stock set forth opposite his or her name in the chart above.

        (c)     See Item 3.

        (d)     None.

        (e) See Item 3 with respect to RTI, which is no longer a reporting person and has been dissolved.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the Shareholders' Agreement, the Company granted RTI the right to designate two members to the Board of Directors of the Company. Under the terms of the Shareholders' Agreement, the Board of Directors of the Company shall consist of the Chief Executive Officer of the Company, two designees appointed by RTI, and at least three independent directors. RTI's right to designate two directors shall terminate if RTI ceases to beneficially own 15% of the voting securities of the Company allowed to vote in the election of directors. The individual reporting persons, as a group, intend to maintain this right as the successors to RTI.

The Shareholders' Agreement also contains provisions relating to certain restrictions on business combinations. RTI agreed that it and its affiliates will not consummate any tender offer, exchange offer, merger or other business combination, recapitalization or similar transaction involving the Company or any of its subsidiaries unless approved by (i) a majority of the members of the a special committee consisting of all of the independent members of the Board of Directors and (ii) a majority of the unaffiliated shares, or, in the case of a tender offer or exchange offer, the offer has a minimum condition that a majority of the unaffiliated shares shall have been validly tendered and not withdrawn and the offer provides that it will be extended for ten business days after RTI has publicly announced that such minimum condition has been satisfied. In the event of a takeover proposal initiated by a third party and recommended by the Company's Board of Directors, RTI agreed to vote its shares of Common Stock, which are in excess of 32% of the voting power, in the same proportion as the unaffiliated shares are voted. The individual reporting persons intend to comply with this obligation as the successors to RTI.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Shareholders' Agreement, dated as of March 28, 2000, between RMH Teleservices, Inc. and R-T Investors, LLC (incorporated by reference to Exhibit 99.1 to the Company's Statement on Schedule 13D dated March 28, 2000, and filed with the Commission on April 27, 2000).

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


January 18, 2001                        /s/ Jeffrey J. Jensen
                                        ---------------------------------------
                                        Jeffrey J. Jensen, Individually


January 18, 2001                        /s/ Jami  J. Jensen
                                        ---------------------------------------
                                        Jami  J. Jensen, Individually


January 18, 2001                        /s/ Julie J. Jensen
                                        ---------------------------------------
                                        Julie J. Jensen, Individually


January 18, 2001                        /s/ Janet J. Jensen
                                        ---------------------------------------
                                        Janet J. Jensen, Individually


January 18, 2001                        /s/ James J. Jensen
                                        ---------------------------------------
                                        James J. Jensen, Individually


January 18, 2001                        /s/ Ronald L. Jensen
                                        ---------------------------------------
                                        Ronald L. Jensen, Individually


January 18, 2001                        /s/ Gladys M. Jensen
                                        ---------------------------------------
                                        Gladys M. Jensen, Individually


                                 Page 14 of 14